Mail Stop 4561

December 9, 2008

Via U.S. mail and facsimile
Mr. David A. Harrell
Chief Executive Officer
OptimizeRx Corporation
407 Sixth Street
Rochester, MI 48307

Re: **OptimizeRx Corporation**
        Registration Statement on Form S-1
        Filed November 12, 2008
        File No. 333-155280

Dear Mr. Harrell:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We remind you of the need to update your interim financial statements. Please refer to Article 8-08 of Regulation S-X.

Cover Page of Registration Statement

Fee Table

2. We note that you are registering the resale of up to 2,230,000 shares of common stock that are issuable upon conversion of the Series A preferred stock. However, on the cover page of the prospectus, you indicate that you are also registering the resale of shares of common stock issuable upon exercise of the Series A warrants. Please advise. Also clarify whether the 2,230,000 shares of common stock to which the registration statement relates includes any shares issuable as dividends on the Series A preferred stock. If not, please make clear where you discuss the option to pay dividends in stock in the prospectus that the stock is not included as part of this offering.

Cover Page of the Prospectus

3. We note your statement that the offering price may be the market price prevailing at the time of sale or a privately negotiated price. We also note your statement on page 18 that you have proposed a selling price of $4.05 per share. Please clarify your disclosure. If your selling shareholder will be selling at a fixed price or price range, please include that fixed price or price range on the cover page of your prospectus. Conforming changes will be required elsewhere in the document. If your selling shareholder will not be selling at a fixed price or price range, please advise us of your basis for omitting pricing information. Item 501(b)(3) of Regulation S-K and Schedule A, paragraph 16, of the Securities Act of 1933 generally require inclusion of pricing information in your prospectus.

Risk Factors

Risk Factors Related to Our Stock

Our issuance of common stock at a price below prevailing trading prices…," page 15

4. Expand the discussion in this risk factor to include all of the stock issuable as dividends on the convertible preferred stock and upon exercise of the warrants issued to the finder in regard to the private placement that closed in September, 2008.

Our issuance of shares of preferred stock, warrants and stock options…,"page 15

5. Expand the discussion in this risk factor to quantify the amount of each type of security outstanding and issuable upon conversion of all outstanding preferred stock, options and warrants.

September 8, 2008 Private Placement, page 20

6.   Ensure that you have discussed all of the material provisions of the Series A preferred stock. We note for example, that you do not discuss the conversion features of the stock. Also ensure that you have defined all terms used in your discussion. We note that you have not defined the term "Conversion Price" on page 20.

7.   Specify the equity conditions that must be met before you may issue common stock as dividends on the Series A preferred stock.

8.   It appears that language is missing from the third sentence in the third full paragraph on page 20. Please advise.

9.   In the third full paragraph on page 22, you refer to a table setting forth the amount of each payment in connection with the private placement, but no table appears. Please provide this information.

Management's Discussion and Analysis of or Plan of Operation

Six Months Ended June 30, 2008

Liquidity and Capital Resources, page 32

10.   Expand your discussion to state the extent to which you are currently using funds in your operations on a monthly basis, and indicate whether the expected rate at which capital is used in operations over the 12 month period will vary from that amount, by how much and why.

Years ended December 31, 2007 and 2006

Liquidity and Capital Resources, page 32

11.   Discuss your historical sources of liquidity. We note your discussion of sales of common stock beginning October 2007 through September 2008 discussed on page II-1.

Security Ownership of Certain Beneficial Owners and Management, page 36

12.   Ensure that you have provided all of the information required by Item 403 of Regulation S-K. We note that Vicis Capital Master Fund is not included on this table. Please advise.

Transactions with Related Persons, Promoters and Certain Control Persons, page 38

13. Ensure that you have provided all of the information required by Item 404 of Regulation S-K. As an example, in regard to the personal loans from the two private investors, provide the information required by Item 404(a)(5).

Information Not Required in Prospectus

Indemnification of Directors and Officers, page II-1

14. Ensure that you have provided all of the information required by Item 702 of Regulation S-K, including the general effect of any statute under which any controlling person, officer or director is indemnified.

Signatures

15. The Form S-1 must be signed by your Principal Financial Officer and Controller or Principal Accounting Officer, or persons performing similar functions. With your next amendment, please provide the appropriate signatures.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Donna Levy at (202) 551-3292 or, in her absence, me at (202) 551-3503 with any questions. If you thereafter require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at 202-551-3730.

Sincerely,

David Orlic
Special Counsel

cc: Darrin Ocasio, Esq. (via facsimile—212-930-9725)
        D. Levy